

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via E-mail
Jeffrey M. Johnson
President
International Lottery & Totalizator Systems, Inc.
2310 Cousteau Court
Vista, CA 92081

> **Re:** **International Lottery & Totalizator Systems, Inc.**
> **Schedule 13E-3/A**
> **Filed March 25, 2014**
> **File No. 005-54291**
>
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed March 25, 2014**
> **File No. 000-10294**
>
> **Schedule 13D/A**
> **Filed March 25, 2014 by Berjaya Lottery Management (H.K.) Limited and Chan Kien Sing**
> **File No. 005-54291**

Dear Mr. Johnson:

We have reviewed your filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. We note your response to prior comment 2 and we reissue the comment. We are unable to concur with your assertion that Mr. Chan need not be named as a filing person for the

reason you have set forth. Please amend to include Mr. Chan as a filing person. Please also amend to include Ooi Lee Meng and Rayvin Sheit Tan as filing persons or provide your analysis of why they are not affiliates engaged in the Rule 13e-3 transaction. In this regard, we note your disclosure on page 26 of the information statement that ILTS' current directors will continue to serve as directors on the board of ILTS Delaware and as executive officers upon effectiveness of the merger. Please give specific consideration to Compliance & Disclosure Interpretation 201.05. In addition, as noted in prior comment 3 of the initial letter, please ensure all filing persons added in response to comments comply with the disclosure, dissemination and signature requirements specified in Schedule 13e-3.

Item 3. Identity and Background of Filing Person

2.	Revise to provide the information for Berjaya and ILTS Delaware as required by Item 3 of Schedule 13E-3 Item 1003(b) of Regulation M-A, including Instruction C of Schedule 13e-3.

3.	We note that as of April 30, 2013, the Company reported federal net operating loss carry-forwards of approximately $14.5 million and state net operating loss carry-forwards of approximately $1.6 million. Disclosure suggests that the loss carryovers would expire starting in 2018 and 2029, respectively. The ability to utilize loss carry-forwards is dependent on the Company's ability to generate a taxable income prior to its expiration. Expressly disclose, if true, that the surviving company and Berjaya will be beneficiaries of these net operating loss carry-forwards. See Instruction 2 to Item 1013 of Regulation M-A.

4.	In your revised 13E-3 filing, please amend your disclosure and state the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.

Preliminary Information Statement

Summary Term Sheet

Special Factors

Fairness of the Reverse Stock Split to Cashed-Out Shareholders, page 7

5.	Please revise to disclose the determination of Berjaya and ILTS Delaware as to the procedural fairness of the transaction. Please also include the discussion with respect to each filing person added in response to comment 1.

Fairness Opinion of Financial Advisor, page 7

6.   We note your response to prior comment 24. Please supplementally provide us with the materials provided to Mercer, which contain the more itemized breakdown.

7.   We note that the opinion delivered by Mercer addresses the fairness of the transaction to the minority shareholders of the company, which would include the affiliates that own 1% of the shares of common stock. Please revise to disclose that the fairness opinion only addresses the fairness of the transaction to the minority shareholders. Similar concerns exist on pages 16, 17 and 18.

Fairness of the Reverse Stock Split…, page 15

8.   Please clarify whether ILTS Delaware and Berjaya considered, among other things, the financial opinion and analyses of Mercer and whether they each adopted such analyses. Refer generally to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981).

9.   We partially reissue prior comment 15. Although Financial Advisor A was not ultimately engaged to render an opinion, its report, which the advisor presented to the Special Committee of ILTS on September 9, 2013, was materially related to the going private transaction. In this regard, we note your disclosure acknowledging that the Special Committee considered the valuation provided by Financial Advisor A. Please provide the disclosure required by Item 1015(a) and (b) of Regulation M-A and file the report.

Schedule 13D/A filed March 25, 2014

10.   Your amended filing reports that July 10, 2013 is the date of the event that triggered the filing obligation. Accordingly, Berjaya Lottery Management (H.K.) Limited and Mr. Chan Kien Sing should have promptly filed an amendment to their Schedule 13D when they first decided to terminate the registration and reporting obligations of ILTS and engage in the series of transactions that would lead to the company going private. See Rule 13d-2(a). Nevertheless, Berjaya Lottery Management (H.K) Limited and Mr. Chan Kien Sing did not file an amendment to their joint Schedule 13D until March 25, 2014. Please have the parties provide written confirmation of their understanding that the filing of such amendment at this late date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

Jeffrey M. Johnson
International Lottery & Totalizator Systems, Inc.
April 10, 2014
Page 4

       If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, Mellissa Campbell Duru, Special Counsel, Office of Mergers & Acquisitions, at (202) 551-3757 or the undersigned at (202) 551-3457.

                                       Sincerely,

                                       /s/ Maryse Mills-Apenteng

                                       Maryse Mills-Apenteng
                                       Special Counsel

cc: <u>Via E-mail</u>
          Paul D. Broude, Esq.
          Foley & Lardner LLP